UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission file no. 1-11430

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MINERALS TECHNOLOGIES INC.

622 Third Avenue
New York, New York, 10017-6707

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
Minerals Technologies Inc. Savings and Investment Plan:
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Minerals Technologies Inc. Savings and Investment Plan (the “Plan”) as of December 31, 2021, the related statements of changes in net assets available for benefits for the years ended December 31, 2021, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021, and the changes in net assets available for benefits for the years ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.  The statement of net assets available for benefits of the Plan as of December 31, 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes were audited by KPMG LLP with their unqualified opinion rendered June 21, 2021.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Withum Smith+Brown, PC
We have served as the Plan’s auditor since 2022.

New York, New York
June 14, 2022

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Net Assets Available for Benefits (in thousands)

	December 31,
	2021	2020
Assets:
Investments, at fair value (note 3):
Cash equivalents	$1,279	$2,202
In securities of participating employer	41,380	36,901
In securities of unaffiliated issuers:
Common stock	15,669	10,276
Common collective funds	119,255	102,601
Mutual funds	120,242	114,203
Total investments, at fair value	297,825	266,183

Fully benefit–responsive investment contracts, at contract value	65,023	63,457
Notes receivable from participants	4,940	5,094

Net assets available for benefits	$367,788	$334,734

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC. SAVINGS AND INVESTMENT PLAN Statements of Changes in Net Assets Available for Benefits (in thousands)

	Year Ended December 31,
	2021	2020
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$48,501	$30,680
Dividends	2,134	2,125
Interest	1,228	1,357

Investment income	51,863	34,162

Interest from notes receivable from participants	246	261

Contributions:
Participants	11,981	12,584
Employer	6,000	6,006

Total contributions	17,981	18,590

Total additions	70,090	53,013

Reductions from net assets attributed to:
Benefits paid to participants	36,771	32,197
Administrative expenses	265	186

Total reductions	37,036	32,383

Net increase	33,054	20,630

Net assets available for benefits:
Beginning of year	334,734	314,104
End of year	$367,788	$334,734

See accompanying notes to the financial statements.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2021 and 2020

(1)	Description of Plan

The following description of the Minerals Technologies Inc. Savings and Investment Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan sponsored by Minerals Technologies Inc. (the “Plan Sponsor” or “Company”).  Employees who generally work more than 20 hours per week become eligible to participate in the Plan on the date of their employment.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
Contributions

Participants may elect to contribute between 2% and 20% of eligible earnings (as defined). Contributions may be made on a pre-tax basis, on an after-tax basis, or on a combined basis.  Employee contributions of the first 3% of the participant’s eligible contributions will be matched 100% by the Company and the next 2% will be matched 50% by the Company to a maximum compensation limit of $290,000.  Employee contributions in excess of 5% will not be matched. While it is the Company’s intention to make matching contributions each payroll period, the Company’s Board of Directors reserves the right to increase, reduce or eliminate matching contributions for any Plan year, or for any payroll period. The Company's matching contributions are invested solely in the Company's common stock. Participants can, at any time, transfer or reallocate amounts held in the MTI Common Stock Fund to another fund under the Plan. Certain employees of AMCOL International, hired after December 31, 2003 through the merger date receive a special retirement contribution of 3% of compensation.
Employees initially eligible to participate in the Plan on or after January 1, 2012 will be automatically enrolled at a 3% contribution rate.  Newly eligible participants have approximately 45 days from their initial eligibility date to choose a different pre-tax percentage, contribute on an after-tax basis or to opt not to participate in the Plan.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The maximum before-tax contribution limit for participants under age 50 was $19,500 for both 2021 and 2020, respectively.  However, a participant's contributions may be further increased or reduced based on the rules and regulations of the Internal Revenue Code (“IRC”). All eligible employees who are projected to attain age 50 before the end of the year will be eligible to make pre-tax catch-up contributions in accordance with certain regulations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings or loss, and charged with an allocation of administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting
Participants are fully vested in the entire value of their accounts at the time of contribution.
Investment Options
Each participant in the Plan elects to have contributions invested in any one or a combination of the following separate investment options as of December 31, 2021:
New York Life Insurance Anchor Account IV: This fund is a New York Life Insurance Company pooled separate account which invests in fixed income securities.
BlackRock US Government Bond Portfolio: This fund invests in bonds backed by the U.S. government or by government-linked agencies.
Prudential Total Return Bond Fund: This fund invests primarily in bonds.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2021 and 2020

State Street Target Retirement Non-Lending Series Funds (The Strategy Funds): These funds are designed to incorporate a broad range of asset classes to provide diversification of returns and risks consistent with a stated time horizon. The Strategy Funds asset mix becomes progressively more conservative over time as the strategy target date grows nearer. The strategy target dates range from 2020 to 2065. There is also an age-based lifetime strategy fund. The investments are in a combination of U.S. stocks, international stocks, bonds and cash.

Alliance Bernstein Discovery Value Fund: This fund invests primarily in small and mid-capitalization stocks.

American Funds - Fundamental Investors Fund: This fund invests primarily in common stocks and may invest significantly in securities of issuers domiciled outside the U.S. and Canada and not included in the S&P 500 Index.

Black Rock Equity Index Fund: This fund invests in the same stocks held in the S & P 500 Index.
Eaton Vance AtlCapSMID-Cap: This fund invests primarily in small and mid-capitalization stocks.

ClearBridge Large Cap Growth Fund (IS): This fund seeks long-term capital growth.  This fund invests at least 80% of its net assets in equity securities or other instruments with similar economic characteristics of U.S. companies with large market capitalizations.

Janus Henderson Balanced Fund (N): This fund is invested in stocks and bonds. Janus Triton Fund (I): This fund invests in equity securities of small and medium-sized companies.

MFS International Value R4 Fund: This fund primarily invests its assets in foreign equity securities, including emerging market equity securities.
MFS International Value R6 Fund: This fund primarily invests its assets in foreign equity securities, including emerging market equity securities.

Vanguard Life Strategy Conservative Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund’s assets are invested in bonds and 40% in common stocks and cash equivalents.

Vanguard Life Strategy Growth Fund: This fund is primarily invested in stocks and bonds. Approximately 80% of the fund’s assets are invested in stocks and 20% in bonds.

Vanguard Life Strategy Moderate Growth Fund: This fund is invested in stocks, bonds and cash equivalents.  Approximately 60% of the fund is invested in mid and large capitalization stock and 40% in fixed income securities and cash equivalents.
Wilmington Large Cap Value Fund:  This fund invests in a diversified portfolio of U.S. equity (or equity-related) securities of large-cap companies (primarily common stock).

State Street Russell Small/Midcap Index Non-Lending Series Fund: This fund is designed to match the risk and return of the Russell 2000 Index, a broadly based average of the U.S. equity market.

State Street S&P Midcap 400 Index Securities Lending Series Fund: This fund is designed to match the risk and return of the Standard & Poor's 400 Index, a broadly based average of the U.S. equity market.

MTI Common Stock Fund: This fund invests in the Company's common stock.  The MTI Common Stock Fund is a participant-directed fund. All Company matching contributions are invested in this fund, and once deposited; the investments are participant-directed.

Pfizer Common Stock Fund: This fund invests in the common stock of Pfizer Inc.  The fund holds contributions to the Pfizer Common Stock Fund, which were transferred from Pfizer Inc. when the Plan was established.  No new contributions or transfers can be made into this fund, however, participants are allowed to transfer balances from this fund into other investment options.

TD Ameritrade Participant-Directed Brokerage Account: This is a participant-directed brokerage account which invests primarily in a variety of publicly available mutual funds, common stock and cash and cash equivalents.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2021 and 2020

Notes Receivable from Participants

Participants may borrow from their accounts an amount up to $50,000 or 50% of their account balance, whichever is less. The minimum amount a participant may borrow is $1,000. The loan repayments and interest earned are allocated to each eligible investment option based upon the participant's current contribution election percentages.

Loans must be repaid over a period of not more than five years; however, if the loan is used to purchase a principal residence, the loan can be repaid over a period of not more than fifteen years. The loans are secured by the balance in the participant's account and bear interest at rates that range from 4.25% to 9.75% for 2021 and 3.75% to 9.75% for 2020 which are fixed at the time of the loan and which are commensurate with prevailing rates as determined quarterly by the Plan administrator.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant would receive a lump-sum amount equal to the value of the participant's account.  In-service withdrawals, including hardship withdrawals, may also be made under certain circumstances.

(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting.
Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior year Fair Value Measurements table to conform to classifications used in the current year.  These reclassifications had no impact on the financial statements or the fair value of the investments previously reported.

Asset Valuation and Income Recognition

The Plan's investments are stated at fair value except for the fully benefit responsive contract which is stated at contract value.  Short-term investments are recorded at cost, which approximates fair value.  The common stock within the MTI Common Stock Fund, Pfizer Common Stock Fund, and the shares of mutual funds, including those held in the brokerage account are valued using quoted market prices.  Common collective funds are stated at fair value reported by the fund manager based on the underlying investments within each fund and are expressed in units representing the net asset value of each fund.  The value of a unit will fluctuate in response to various factors including, but not limited to, the price of the underlying shares, dividends paid, earnings and losses, and the mix of assets in the respective fund.

Purchases and sales of securities are recorded on a trade date basis.  The net appreciation in fair value of investments consists of the net realized gains and losses from the sale of investments and the unrealized appreciation (depreciation) of the fair value for the investments remaining in the Plan.

Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are reclassified as distributions based upon the terms of the plan agreement.

Payment of Benefits
Benefits are recorded when paid.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2021 and 2020

(3)	Fair Value Measurements

There is a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs about which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2021 or 2020.

Equity securities: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

Mutual funds:  Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. These securities are valued using quoted market prices.  The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

Common collective funds: Valued at the fair value using the NAV provided by the fund trustee as a practical expedient based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding.  There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the common collective trust funds. There are no unfunded commitments.  The NAV for these funds are published on a daily basis and is the basis for the Plan participant transactions. In accordance with subtopic 820-10,these investments have not been classified in the fair value hierarchy. The amounts presented in the fair value table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of assets available for benefits.

Cash equivalents: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables sets forth by level, the Plan's financial assets at fair value as of December 31, 2021 and 2020.  Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.  The method described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair value.  There were no transfers between fair value levels during 2021 and 2020.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2021 and 2020

As of December 31, 2021 (dollars in thousands)
	Investments at Fair Value as determined by Quoted or Published Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2021

Cash equivalents	$1,279	$--	$--	$1,279

Mutual funds
Fixed income funds	$12,604	$--	$--	$12,604
Equity funds	$48,149	$--	$--	$48,149
Growth & income funds	$57,911	$--	$--	$57,911

Mutual funds - participant-directed brokerage account
Equity funds –capital growth	$1,247	$--	$--	$1,247
Equity funds – current income	$184	$--	$--	$184
Balanced funds	$118	$--	$--	$118
Fixed income funds	$18	$--	$--	$18

International funds	$11	$--	$--	$11

Total mutual funds	$120,242	$--	$--	$120,242

Common stock
Participant-directed brokerage account	$788	$--	$--	$788
Pharmaceuticals	$14,881	$--	$--	$14,881
Industrial	$41,380	$--	$--	$41,380
Total common stock	$57,049	$--	$--	$57,049

Investments at NAV	$--	$--	$--	$119,255

Total investments	$178,750	$--	$--	$297,825

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2021 and 2020

As of December 31, 2020 (dollars in thousands)
	Investments at Fair Value as determined by Quoted or Published Prices in active markets (Level I)	Valuation techniques based on observable market data (Level II)	Valuation techniques incorporating information other than observable market data (Level III)	Total Investments measured at Fair Value at December 31, 2020

Cash equivalents	$2,202	$--	$--	$2,202

Mutual funds
Fixed income funds	$14,568	$--	$--	$14,568
Equity funds	$43,994	$--	$--	$43,994
Growth & income funds	$54,180	$--	$--	$54,180

Mutual funds - participant-directed brokerage account
Equity funds –capital growth	$1,158	$--	$--	$1,158
Equity funds – current income	$96	$--	$--	$96
Balanced funds	$101	$--	$--	$101
Fixed income funds	$94	$--	$--	$94

International funds	$12	$--	$--	$12

Total mutual funds	$114,203	$--	$--	$114,203

Common stock
Participant-directed brokerage account	$707	$--	$--	$707
Pharmaceuticals	$9,569	$--	$--	$9,569
Industrial	$36,901	$--	$--	$36,901
Total common stock	$47,177	$--	$--	$47,177

Investments at NAV	$--	$--	$--	$102,601

Total investments	$163,582	$--	$--	$266,183

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2021 and 2020

(4)	Fully Benefit Responsive Contract

The Plan invests in the New York Life Insurance Anchor Acct IV, which is considered a fully benefit responsive contract (the “Contract”).  This investment is valued at contract value reported by the fund manager based on the underlying investments within each fund. There are no imposed redemption restrictions.

The average yield of the underlying assets earned by the Plan from the New York Life Insurance Anchor Account IV was 2.12% and 2.32% at December 31, 2021 and 2020, respectively.  The average crediting interest rate was 1.77% and 1.98% at December 31, 2021 and 2020, respectively.

The existence of certain conditions can limit the Contract's ability to transact at contract value with the issuers of its investment contracts.  Specifically, any event outside the normal operation of the Contract that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal.  Examples of such events include, but are not limited to, partial or complete legal termination of the Contract or a unitholder, tax disqualification of the Contract or a unitholder, and certain Contract amendments if issuers' consent is not obtained. As of December 31, 2021, the occurrence of an event outside the normal operation of the Contract that would cause a withdrawal from an investment contract is not considered to be probable.  To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Contract without the need to access investment contracts.

(5)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan by action of the Company's Board of Directors, subject to the provisions of ERISA.  Upon termination of the Plan, each participant thereby affected would receive the entire value of his or her account as of the date of such termination.  No part of the assets in the investment funds established pursuant to the Plan would at any time revert to the Company.

(6)	Tax Status

The Internal Revenue Service (“IRS”) determined and informed the Company by a letter dated December 27, 2013, that the Plan and related Trust established thereunder are properly designed and, thus qualified and are tax exempt, respectively, within the meaning of Sections 401(a) and 501(a) of the Internal Revenue Code (“IRC”).  Although the Plan has been amended and restated since receiving the determination letter, the Company and legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or de-recognize an asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2021 and 2020, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or de-recognition of an asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The plan administrator believes it is no longer subject to income tax audits for years prior to 2018.

(7)	Administrative and Investment Advisor Costs

All costs of administering the Plan are paid by the Plan and amounted to $265,042 and $186,574 for the years ended December 31, 2021 and 2020, respectively.  Participants are responsible for any origination and maintenance fees for each loan, and certain expenses for participating in the participant directed brokerage account.  Investment advisers are reimbursed for costs incurred or receive a management fee for providing investment advisory services.  Investment advisory fees and costs are deducted and reflected in the net appreciation in the fair value of investments on the Statements of Changes in Net Assets Available for Benefits.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements
December 31, 2021 and 2020

(8)	Related-Party Transactions

John Hancock Trust Company LLC is Trustee and record keeper of the Plan.  Certain Plan investments in the pooled separate account are managed by New York Life Investment Management LLC, an affiliate of John Hancock Trust Company LLC.

Certain Plan investments are shares of the Company's common stock, which qualify as party-in-interest transactions.
(9)	Concentration of Risks and Uncertainties

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across several participant-directed fund elections.  Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the MTI and Pfizer Common Stock Funds, which principally invest in securities of a single issuer.

The Plan investments include a number of investment options including MTI and Pfizer common stock and a variety of investment funds, some of which are mutual funds or common collective funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets for benefits and participant account balances. Plan investments included a variety of investment that may directly or indirectly invest in securities with contractual cash flows. The value, liquidity, and related income of these securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(10)	Subsequent Events

The Plan evaluated events subsequent to December 31, 2021 and through June 14, 2022, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

(11)	Coronavirus Aid, Relief, and Economic Security (CARES) Act

On March 27, 2020, the CARES Act was signed into law and, among other things, included several relief provisions available to tax-qualified retirement plans and their participants. Plan management evaluated the relief provisions available to plan participants under the CARES Act, however elected not to adopt any of the provisions for Plan years ended December 31, 2021 and December 31, 2020.

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2021
(in thousands)

(a)	(b)	(c)		(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

	Cash Equivalents:
	PIMCO Government Money Market	Money market account		$648	$648

	TD Ameritrade Participant-Directed Brokerage Account	Various money market accounts		$631	$631

	Total Cash Equivalents			$1,279	$1,279

	Fully benefit responsive investment contract, at contract value:

*	New York Life Insurance Anchor Acct IV	55,656	units	$62,097	$65,023

	Common Collective Funds:

	Target Retirement 2020 Strategy
	State Street Target Retirement 2020 Securities Non-Lending Series Fund	83	units	$1,577	$2,056

	Target Retirement 2025 Strategy
	State Street Target Retirement 2025 Securities Non-Lending Series Fund	379	units	$7,587	$10,510

	Target Retirement 2030 Strategy
	State Street Target Retirement 2030 Securities Non-Lending Series Fund	266	units	$5,873	$7,854

	Target Retirement 2035 Strategy
	State Street Target Retirement 2035 Securities Non-Lending Series Fund	192	units	$4,167	$5,960

	Target Retirement 2040 Strategy
	State Street Target Retirement 2040 Securities Non-Lending Series Fund	129	units	$2,805	$4,031

	Target Retirement 2045 Strategy
	State Street Target Retirement 2045 Securities Non-Lending Series Fund	174	units	$3,964	$5,555

	Target Retirement 2050 Strategy
	State Street Target Retirement 2050 Securities Non-Lending Series Fund	114	units	$2,579	$3,648

	Target Retirement 2055 Strategy
	State Street Target Retirement 2055 Securities Non-Lending Series Fund	127	units	$2,084	$2,752

	Target Retirement 2060 Strategy
	State Street Target Retirement 2060 Securities Non-Lending Series Fund	15	Units	$256	$294

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2021
(in thousands)

(a) (b)	(c)		(d)	(e)
Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

Target Retirement 2065 Strategy
State Street Target Retirement 2065 Securities Non-Lending Series Fund	8	Units	$93	104

Target Retirement Income Strategy
SSgA Target Retirement Income Non-Lending Series Fund	91	Units	1,392	1,771

Black Rock Equity Index Fund	906	units	$23,199	$52,959

State Street Russell Small/Midcap Index Non-Lending Series Fund	61	units	$3,758	$5,506

State Street S&P Midcap 400 Index Securities Lending Series Fund	53	units	$5,759	$8,897

Wilmington Large Cap Value Fund	461	units	$5,150	$7,358

Total Common Collective Funds			$70,243	$119,255

Mutual Funds:

Alliance Bernstein Discovery Value Fund	88	units		$1,920	$2,200

American Funds - Fundamental Investors Fund	344	units		$18,784	$26,064

BlackRock US Government Bond Portfolio	347	units		$3,753	$3,734

ClearBridge Large Cap Growth Fund (IS)	222	Units	$	$12,409	$16,619

Eaton Vance AtlCapSMID-Cap	97	units		$3,257	$3,999

Janus Triton Fund (I)	87	units		$2,748	$2,976

Janus Henderson Balanced Fund (N)	338	units		$12,455	$15,533

MFS International Value R4 Fund	109	units		$4,755	$5,792

MFS International Value R6 Fund	293	units		$6,717	$7,118

Prudential Total Return Bond Fund	613	units		$8,918	$8,870

Vanguard Life Strategy Conservative Growth Fund	244	units		$4,964	$5,627

MINERALS TECHNOLOGIES INC.
SAVINGS AND INVESTMENT PLAN

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN NUMBER 25-1190717  PLAN NUMBER 002

As of December 31, 2021
(in thousands)

(a) (b)	(c)		(d)	(e)
Identity of issue, borrower, lessor or similar party	Description of investment/interest		Cost	Current Value

Vanguard Life Strategy Growth Fund	140	units	$4,781	$6,231

Vanguard Life Strategy Moderate Growth Fund	414	units	$10,807	$13,901

Mutual Fund Window
TD Ameritrade Participant-Directed Brokerage Account	Various mutual fund investments		$1,578	$1,578

Total Mutual Funds			$97,846	$120,242

	TD Ameritrade Participant-Directed Brokerage Account	Various common stock investments		$788	$788
*	MTI Common Stock Fund
	Minerals Technologies Inc.
	Common Stock	566	units	$30,186	$41,380

	Pfizer Common Stock Fund
	Pfizer Inc. Common Stock	252	units	$6,151	$14,881
	Total Common Stock			$37,125	$57,049

*	Notes receivable from participants	471 loans to participants with interest rates of 4.25% to 9.75% with various maturity dates through 2036		$-	$4,940
	Total				$367,788

* Parties in interest, as defined by ERISA.
See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Savings and Investment Plan Committee, which administers the Minerals Technologies Inc. Savings and Investment Plan, have duly caused this annual report to be signed on their behalf by the undersigned thereunto duly authorized.

Minerals Technologies Inc. Savings and Investment Plan

By:	/s/ Matthew E. Garth
Matthew E. Garth Senior Vice President - Finance and Treasury, Chief Financial Officer Member, Minerals Technologies Inc. Savings and Investment Plan Committee

Date:   June 14, 2022

EXHIBIT INDEX

The following is a list of Exhibits filled as part of this Annual Report on Form 11-K:

Exhibit Number	Exhibit Description
23.1	Consent of Withum+Brown, PC